SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PROVIDENT FINANCIAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

743868 10 1

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75087U 10 1

1)	NAME OF REPORTING PERSON Provident Savings Bank, FSB Employee Stock Ownership Plan ("ESOP")
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 0
	6)	SHARED VOTING POWER 641,783
	7)	SOLE DISPOSITIVE POWER 0
	8)	SHARED DISPOSITIVE POWER 641,783

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,783
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 75087U 10 1

ITEM 1(a)	NAME OF ISSUER: Provident Financial Holdings, Inc. (the "Corporation")
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 3756 Central Avenue, Riverside, California 92506
ITEM 2(a)	NAME OF PERSON FILING: Provident Savings Bank, FSB Employee Ownership Plan
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The business address of the ESOP is: 3756 Central Avenue, Riverside, California 92506
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 743868 10 1

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4
OWNERSHIP:

The ESOP holds an aggregate of 641,783 shares of Common Stock (10.3% of the outstanding shares) over which it has shared voting and dispositive powers.

The ESOP Trustees may be deemed to beneficially own the 641,783 shares held by the ESOP.  However, the Trustees expressly disclaims beneficial ownership of all of such shares, other than such shares which have been allocated to their ESOP participant accounts.

The following table shows the number of shares of Common Stock beneficially owned by each of the ESOP Trustees:

                                                           Shares beneficially                            All other shares
Trustee                                        owned as ESOP participant                   beneficially owned(1)

Craig G. Blunden                                        17,222                                                227,114
Donavon P. Ternes                                       8,424                                                161,919
Deborah L. Hill                                             7,196                                                  11,625
________________
(1) Includes 69,600, 107,800 and 7,000 shares underlying stock options held by Mr. Blunden, Mr. Ternes and Ms. Hill that were exercisable as of or within 60 days after December 31, 2008.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.
ITEM 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification.  Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan.  Each trustee of the trust established pursuant to the ESOP disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009	PROVIDENT SAVINGS BANK, FSB EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

	By:	Provident Savings Bank, FSB, as Plan Administrator

By:	/s/ Donavon P. Ternes
Name:	Donavon P. Ternes
Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer